Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the sixth session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on August 23, 2018 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 8, 2018. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Jia Yuzeng, chairman of the Board of Supervisors, and Luo Zhaohui, Song Ping and Huang Xin, supervisors of the Company. Shi Xiangming, a supervisor of the Company, was on leave for business and authorized in writing, Luo Zhaohui, a supervisor of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company.

The Meeting was presided over by Chairman Mr. Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2018

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2018 and the H Shares Interim Report of the Company for the First Half of 2018

The Board of Supervisors believes that:

a.

The preparation and review procedures of these Interim Reports for the First Half of 2018 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.

The content and form of these Interim Reports for the First Half of 2018 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2018.

Commission File Number 001-31914

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2018 was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

3.	The Proposal regarding Nominating Mr. Tang Yong as the Candidate for the Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company

The Board of Supervisors agreed to submit this proposal to the shareholders meeting of the Company for approval. Please refer to the annex of this announcement for biographical details of Mr. Tang Yong.

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2018 and the Work Plan for the Second Half of 2018

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 23, 2018

Commission File Number 001-31914

ANNEX

Biography of Mr. Tang Yong

Mr. Tang Yong, born in July 1972, is the Deputy General Manager of the Supervision Department of the Company, who is responsible for the daily operation of the Supervision Department. From October 2016 to August 2018, he served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of the Company. From 2011 to 2016, Mr. Tang Yong served as the Division Chief of the System Staff Management Division of the Human Resources Department, the General Manager of the Human Resources Department of Jiangxi Branch, and the Division Chief of the Planning Division of the Human Resources Department of the Company. From 2006 to 2011, he served as the Senior Supervisor and the Deputy Division Chief of the Organization Division, and the Deputy Division Chief of the System Staff Management Division of the Human Resources Department of the Company. From 2004 to 2006, he served as the Secretary at the level of battalion commander and the Secretary at the level of deputy regimental commander of the General Office of the General Political Department of the Chinese People’s Liberation Army. Mr. Tang Yong graduated from the Party School of the Central Committee of the Chinese Communist Party majoring in political science and law in December 1998 and from Tianjin Normal University majoring in Chinese language and literature in June 2006.